ACCOUNTING AND LEGAL SERVICES AGREEMENT
AMENDMENT DATED MARCH 8, 2005
The Accounting and Legal Services Agreement dated January 1, 1996, as amended July 1, 2004, between the John Hancock Funds listed on Schedule A (“Funds”) and John Hancock Advisers, LLC (“Administrator”) is amended as follows, effective April 1, 2005:
1.	(B) Services. Legal services shall include services of the John Hancock Life Insurance Company’s JH Funds legal group and responses prepared by the John Hancock Life Insurance Company legal staff on behalf of the Funds to subpoenas and appropriate information requests for shareholder records.

JOHN HANCOCK FUNDS (See Schedule A)

By:	James A. Shepherdson Chief Executive Officer

JOHN HANCOCK ADVISERS, LLC

By:	Susan S. Newton Senior Vice President, Secretary and Chief Legal Officer